PBF Holding Company LLC
List of Guarantor Subsidiaries

The following subsidiaries of PBF Holding Company (the "Company") were, as of March 31, 2022, guarantors of the Company’s 7.25% Senior Notes due 2025, 6.00% Senior Notes due 2028, and 9.25% Senior Secured Notes due 2025:

Name:	Jurisdiction of Incorporation or Organization:
PBF Services Company LLC	Delaware
PBF Investments LLC	Delaware
Delaware City Refining Company LLC	Delaware
PBF Power Marketing LLC	Delaware
Paulsboro Refining Company LLC	Delaware
Toledo Refining Company LLC	Delaware
PBF International Inc.	Delaware
Chalmette Refining, L.L.C.	Delaware
PBF Energy Western Region LLC	Delaware
Torrance Refining Company LLC	Delaware
Martinez Refining Company LLC	Delaware